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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Bishop, Jeremy, C.		Sola International Inc (SOL)
	10590 West Ocean Air Drive Suite 300	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			03/24/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	San Diego, CA 92130 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				President & CEO

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		(2)											10,000		D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Common stock (1)		28.00		(2)

	Common stock (1)		35.00		(2)

	Common stock (1)		32.00		(2)

	Common stock (1)		16.88		(2)

	Common stock (1)		6.25		(2)

	Common stock (1)		14.21		(2)

	Common stock (1)		11.72		3/24/03				A			25,000

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned - Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	6/21/03		Common Stock	20,600				20,600		D

	(4)	9/1/03		Common Stock	24,200				24,200		D

	(5)	2/2/08		Common Stock	10,000				10,000		D

	(6)	8/13/09		Common Stock	25,000				25,000		D

	(7)	4/5/10		Common Stock	250,000				250,000		D

	(8)	8/16/11		Common Stock	35,000				35,000		D

	(9)	3/24/13		Common Stock	25,000				25,000		D

Explanation of Responses:

(1) Acquired pursuant to the Sola International option plan - right to buy
(2) Previously reported
(3) Vests in five annual installments of 4,120 shares on June 21, 1996, 1997, 1998, 1999, 2000
(4) Vests in five annual installments of 4,840 shares on September 1, 1996, 1997, 1998, 1999, 2000
(5) Vests in five annual installments of 2,000 shares on February 2, 1998, 1999, 2000, 2001, 2002
(6) Vests in five annual installments of 5,000 shares on August 13, 1999, 2000, 2001, 2002, 2003
(7) Vests in five annual installments of 50,000 shares on April 5, 2000, 2001, 2002, 2003, 2004
(8) Vests in five annual installments of 7,000 shares on August 16, 2001, 2002, 2003, 2004, 2005
(9) Vests in five annual installments of 5,000 shares on March 24, 2003, 2004, 2005, 2006, 2007

/s/ Steve Neil Attorney-in-Fact	3/26/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.